Exhibit 1

Oi S.A. — In Judicial Reorganization

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET

Suspension of payments – Oi Brasil Holdings Coöperatief U.A. – Under Judicial Reorganization

Oi S.A. – In Judicial Reorganization (“Company”) informs its shareholders and the market in general that, on this date, the Court of Amsterdam granted the request of Oi Brasil Holdings Coöperatief U.A. – Under Judicial Reorganization (“Oi Brasil Holdings”), one of the Company’s financial vehicles in the Netherlands, for a suspension of payments proceeding, initiated in order to ensure compatibility in that jurisdiction with the Oi Companies’ judicial reorganization proceeding in Brazil. Among other matters addressed, a judicial administrator was nominated to oversee Oi Brasil Holdings’ suspension of payments in the Netherlands.

All documents related to the grant of the suspension of payments that relate to Oi Brasil Holdings are being translated into Portuguese and English and will be available to the shareholders as soon as possible at the Company’s headquarters and on its website (www.oi.com.br/ri), and the Portuguese versions will also be available on the CVM’s IPE System Module Empresas.NET (www.cvm.gov.br) and the BM&FBovespa website (www.bmfbovespa.com.br).

The Company will keep its shareholders and the market informed of any development of the subject matters of this Notice to the Market.

Rio de Janeiro, August 9, 2016.

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer